Uľ
SECURITIES AN:
Wash



08029662

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49308

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/1/07   AND ENDING   12/31/07

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Heflin & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 Rosecrans Avenue, Suite 3220

(No. and Street)

El Segundo   California   90245

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ashita K. Johnson, Senior Vice President   (310) 335-9705

                                                        (Area Code — Telephone Number)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 0 7 2008
BRANCH OF REGISTRATIONS AND
03   EXAMINATIONS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP

(Name — if individual, state last, first, middle name)

1900 Avenue of the Stars, 11th Floor	Los Angeles	California	90067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

2A

OATH OR AFFIRMATION

I, Ashita K. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heflin & Co., LLC, as of _____ December 31 ___, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Senior Vice President
Title

Loreen A. Washburn
Notary Public

LOREEN A. WASHBURN
COMM. # 1632435
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. DEC. 22, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2B



Heflin & Co., LLC

Statement of Financial Condition
December 31, 2007

Public Document

Heflin & Co., LLC

Contents

END



| BDO Seidman, LLP
Accountants and Consultants | 1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777 |

Independent Auditors' Report

To the Members of
Heflin & Co., LLC
El Segundo, California

We have audited the accompanying statement of financial condition of Heflin & Co., LLC (Company), as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Heflin & Co., LLC at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 19, 2008

Heflin & Co., LLC

Statement of Financial Condition

December 31,		2007
Assets		
Cash and cash equivalents	$	602,546
Receivable from Clearing Broker		931,047
Prepaid expenses		198,139
Deposit with Clearing Broker		100,000
Fixed assets, at cost, net of accumulated depreciation of $161,671		60,000
Other assets		9,182
Total assets	$	1,900,914
Liabilities and Members' Equity		
Liabilities		
Commissions payable	$	267,689
Accounts payable and accrued liabilities		478,189
Total liabilities		745,878
Commitments and Contingencies		
Members' equity		1,155,036
Total liabilities and members' equity	$	1,900,914

See accompanying notes to statement of financial condition.

1. **Organization and Accounting Policies**

   Heflin & Co., LLC (Company) a California Limited Liability Company, was organized on February 28, 1996. The Company conducts business as a registered broker and dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates as an introducing broker and dealer to institutional clients from its offices located in Los Angeles, California.

   The Company operates under an agreement (Agreement) with a clearing broker (Clearing Broker) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(ii).

   Cash and Cash Equivalents

   The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

   Fixed Assets

   Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of the related assets ranging from 5 to 7 years.

   In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount to determine if a write-down to market value is required.

| 1. | Organization and Accounting Policies (Continued) | **Use of Estimates** |

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ materially from those estimates.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 establishes a common definition for fair value to be applied to US GAAP requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this guidance to have a material impact on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this guidance to have a material impact on its results of operations and financial position.

| 2. | Clearing Agreement | The Agreement contains standard indemnifications to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2007, there were no amounts to be indemnified to the Clearing Broker for these accounts. |

3. Deposit with Clearing Broker

The Company maintains a cash balance in an account with the Clearing Broker to satisfy its required deposit under the Agreement.

4. Fixed Assets

Fixed assets are composed of the following:

December 31,	2007
Furniture and fixtures	$ 136,154
Office equipment	85,518
Total	
Less: accumulated depreciation	(161,672)
	$ 60,000

5. Commitments and Contingencies

Leases

The Company leases office space under non-cancellable operating leases which expire through August 2009. The future minimum rental payments under these agreements at December 31, 2007 are as follows:

Years ending December 31,	
2008	$ 94,816
2009	55,309

Indemnification Agreements

Under its membership agreement, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity, that require it, subject to certain exceptions, to indemnify the officers and directors to the fullest extent authorized or permitted by California Law.

| 5. | Commitments and Contingencies (Continued) | **Indemnification Agreements (Continued)** |

The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company has a directors and officers liability insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnifications are minimal, and has no liabilities recorded for these indemnifications as of December 31, 2007.

Soft Dollar Arrangement

The Company has a soft dollar arrangement with a client where the Company is obligated to pay third parties directly for research and other services which benefit the client. All such services fall under the safe harbor provisions of Section 28(e) of the Securities and Exchange Act of 1934.

| 6. | Defined Contribution Plan | The Company has a 401(k) Contribution Plan (Plan). Enrollment is open to all employees after one year of employment. The employer does not make a matching contribution. Employees may contribute up to the federal maximum of $15,500 for 2007. The Company had only minor administrative expenses for the year ended December 31, 2007. |

| 7. | Net Capital Requirements | The Company is subject to the SEC's Uniform Net Capital Rule, (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $881,715, which was $781,715 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.85 to 1 at December 31, 2007. |

| 8. | Members' Equity | The Company's operating agreement, as amended on December 31, 2007, authorizes the Company to issue four classes of ownership interest. Class A Units are voting and represent the capital contribution to the Company. Class B, C, and D Units are non-voting and represent only an interest in the profits and losses of the Company. Allocations are made at the sole discretion of the Manager. |

9. Business Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by its customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's account.

The Company conducts business with a number of customers who individually may account for more than 10% of the Company's total revenues for the year. While the loss of any of these customers could potentially have an impact on the Company's financial conditions and results of operations, Management feels that the loss of any of the accounts would not materially affect the Company's financial condition and results of operations. Furthermore, Management believes it would be able to find acceptable replacement customers.

9.	**Business Risk (Continued)**	The Company maintains its cash accounts primarily with banks located in California. The total cash balances are insured by the F.D.I.C. up to $100,000 per bank. The Company had cash balances on deposit with one California bank at December 31, 2007, which exceeded the balance insured by the F.D.I.C. in the amount of $636,963.

The Company clears on a fully disclosed basis and all of its customers are institutional. In addition, the Company carries a million dollar securities dealer blanket bond. |
| 10. | **Related Party Transaction** | At December 31, 2007, there is approximately $126,000 due from an officer of the Company, which is included in prepaid expenses in the accompanying statement of financial condition. There are no stated repayment terms. Interest is charged at an annual rate of 5%. |
| 11. | **SEC Rule 15c3-3** | **Determination of Reserve Requirements Under Rule 15c3-3 of the SEC**

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision. |

